Exhibit 99.110

DHX Media and Sony Pictures Animation taking Cloudy with a Chance of Meatballs to television

HALIFAX, Oct. 9, 2014 /CNW/ - DHX Media Ltd. (“DHX” or the “Company”) (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, has signed a deal with Sony Pictures Animation to expand the film franchise Cloudy with a Chance of Meatballs into television with a brand-new animated series.

The deal will see DHX Media develop and produce twenty-six traditionally animated episodes for the new series, and includes global television and non-US home entertainment exploitation rights to Cloudy with a Chance of Meatballs: The Series (Sony will distribute home entertainment in the US). The deal also has DHX Media representing merchandising for the television series on a worldwide basis.

The 2009 animated feature comedies Cloudy with a Chance of Meatballs and its 2013 sequel, Cloudy with a Chance of Meatballs 2, were produced by Sony Pictures Animation, and distributed by Columbia Pictures. Both films were critical and commercial successes which grossed a combined $510 million in theaters.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children’s television channel in Canada, as well as Disney Junior (English & French) and Disney XD. The Company markets and distributes its library of more than 10,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.’s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX including the expansion of the film franchise into television, the development and production of the series, and the Company’s role in representing merchandising. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s short form prospectuses dated November 14, 2013 and December 31, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: David A. Regan - EVP, Corporate Development & IR, DHX Media Ltd.,

david.regan@dhxmedia.com, +1 902-423-0260; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd.,

shaun.smith@dhxmedia.com, +1 416-977-6071

CO: DHX Media Ltd.

CNW 08:00e 09-OCT-14